SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2007

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 001-00035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE Savings and Security Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company 3135 Easton Turnpike Fairfield, Connecticut 06828-0001

(1)

Required Information

			Page Number(s)

A.	Financial Statements and Schedule:

	Report of Independent Registered Public Accounting Firm		3

	Financial Statements:

	Statements of Net Assets Available for Plan Benefits as of December 31, 2007 and 2006		4

	Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2007 and 2006		5

	Notes to Financial Statements:		6-12

	Supplemental Schedule:
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007		13-20

B.	Exhibits

	23	Consent of Independent Registered Public Accounting Firm

	99(a)
GE S&S Program Mutual Funds 2007 Annual Report (incorporated by reference to the General Electric S&S Program Mutual Fund Form N-CSR for the year ended December 31, 2007, as filed with the Commission on March 7, 2008)

	99(b)
GE Institutional International Equity Fund 2007 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2007, as filed with the Commission on December 6, 2007)

	99(c)
GE Institutional Small-Cap Value Equity Fund 2007 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2007, as filed with the Commission on December 6, 2007)

	99(d)
GE Institutional Strategic Investment Fund 2007 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2007, as filed with the Commission on December 6, 2007)

(2)

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Savings and Security Program
(Name of Plan)

Date:	June 25, 2008	/s/ Jamie S. Miller
Jamie S. Miller Vice President and Controller

(3)

GE SAVINGS AND SECURITY PROGRAM

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Independent Registered Public Accounting Firm’s Report Thereon)

GE SAVINGS AND SECURITY PROGRAM

December 31, 2007 and 2006

Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2007 and 2006	4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2007 and 2006	5

Notes to Financial Statements	6-12

Supplemental Schedule: (i)
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007	13-20

(i) Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

General Electric Company, as Administrator

GE Savings and Security Program:

We have audited the accompanying statements of net assets available for plan benefits of GE Savings and Security Program (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 23, 2008

GE SAVINGS AND SECURITY PROGRAM

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

(in thousands)

Assets	2007	2006

Investments at fair value (note 3)	$26,796,692	$26,340,577
Accrued dividends and interest	124,088	113,883
Other assets	–	400
Total assets	26,920,780	26,454,860

Liabilities

Liability for collateral deposits (note 3)	273,086	246,932
Other liabilities	2,419	14,938
Total liabilities	275,505	261,870

Net assets available for plan benefits	$26,645,275	$26,192,990

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2007 and 2006

(in thousands)

	2007	2006

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 3)	$36,710	$1,379,484

Interest and dividend income:
General Electric Company Common Stock	478,841	458,716
Registered investment companies	678,939	400,451
Other investments	143,082	119,374
	1,337,572	2,358,025
Contributions:
Employee	1,014,699	966,731
Employer	341,869	327,825
	1,356,568	1,294,556

Total additions	2,694,140	3,652,581

Deductions from net assets attributed to:
Participant withdrawals	2,241,855	2,009,627

Net increase	452,285	1,642,954

Net assets available for plan benefits:
Beginning of year	26,192,990	24,550,036

End of year	$26,645,275	$26,192,990

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of the Plan

The GE Savings and Security Program (the “Plan”) is a defined contribution plan sponsored by General Electric Company. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Trustees of the GE Savings and Security Trust are officers of GE Asset Management Incorporated (“GEAM”), a wholly owned subsidiary of General Electric Company. GEAM is the investment adviser to each of the Plan’s investment options, except General Electric Company Common Stock, Vanguard® Institutional Index Fund and the United States Savings Bonds. State Street Corporation, Vanguard®, and The Bank of New York are the custodians for Plan assets.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the “Plan Document”). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Employee Contributions and Investment Options

Eligible employees of General Electric Company and participating affiliates may participate in the Plan by investing up to 30% of their earnings in one or more of the following investment options:

(a)	General Electric Company Common Stock (“GE Common Stock”).

(b)
GE S&S Income Fund (the “Income Fund”) - a registered investment company that invests primarily in a variety of investment grade debt securities with a weighted average maturity that is normally about five to ten years.

(c)	GE S&S Program Mutual Fund (the “Mutual Fund”) - a registered investment company that invests primarily in equity securities of U.S. companies.

(d)	GE Institutional International Equity Fund (the “International Fund”) - a registered investment company that invests primarily in equity securities of companies in countries other than the U.S.

(e)
GE Institutional Small-Cap Equity Fund (the “Small Cap Fund”) - a registered investment company that invests primarily in equity securities of small-cap U.S. companies (those with market capitalizations in the same range as the companies in the Russell 2000 Index).

(f)
GE Institutional Strategic Investment Fund (the “Strategic Investment Fund”) - a registered investment company that invests primarily in a combination of equity securities (U.S. and Non-U.S.) and investment grade debt securities.

(g)
Vanguard® Institutional Index Fund (the “Index Fund”) - a registered investment company that employs a passive management strategy designed to track the performance of the Standard and Poor’s 500 Index, which is composed primarily of equity securities of large U.S. companies.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2007 and 2006

(h)
GE S&S Short-Term Interest Fund (the “Short Term Fund”) - invests primarily in a variety of investment grade debt securities with a weighted average maturity that is normally not more than three years.

(i)	GE S&S Money Market Fund (the “Money Market Fund”) - invests primarily in short-term, U.S. dollar denominated money market instruments and other debt instruments that mature in one year or less.

(j)
United States Savings Bonds (the “U.S. Bond Fund”) - comprises individual participants’ contributions that are directed to U.S. Treasury Series EE Savings Bonds (Series E before 1980), bonds that mature in 30 years. Individual funds being accumulated for bond purchase are invested in short-term instruments. Effective July 1, 1995, only after-tax contributions are permitted to be invested in the U.S. Bond Fund. Bonds acquired with after-tax contributions held by the Trustees shall be distributed to participants as soon as practicable after the end of the second calendar year following the year in which the bonds were acquired.  Proceeds from bonds acquired before July 1, 1995 that have matured but not yet distributed are reinvested in bonds.

The Income Fund, Mutual Fund, International Fund, Small Cap Fund, Strategic Investment Fund, Index Fund, Short Term Fund and Money Market Fund are collectively referred to herein as the “Funds”.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

The Plan permits participants to invest compensation on which income taxes have and have not been paid  (“after-tax” and “pre-tax”, respectively). The United States Internal Revenue Code limits pre-tax contributions. The limits for participants under age 50 were generally $15,500 and $15,000 in 2007 and 2006, respectively. For participants who were at least age 50 during the year, the 2007 and 2006 limits were generally $20,500 and $20,000, respectively.

The Plan generally permits participants to switch their investment balances up to 24 times each year. Restrictions on such switches include a prohibition against switching balances into the U.S. Bond Fund, a prohibition against switching balances out of U.S Savings Bonds that were purchased after 1988 with after-tax contributions and certain restrictions on a participant’s ability to engage in frequent trading in response to Securities and Exchange Commission requirements governing mutual funds.

Employer Contributions

The Plan generally provides for employer matching contributions of 50% of employees’ contributions of up to 7% of their earnings, that is, a 3.5% maximum matching contribution. For certain eligible employees whose first day of work was on or after January 1, 2005, such matching contributions are generally 50% of employees’ contributions of up to 8% of earnings (4% maximum). Employer contributions are invested at the election of the participant in any one of the investment options except for the U.S. Bond Fund.

Rollovers and Transfers from Other Qualifying Plans

Subject to General Electric Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code. For the years ended December 31, 2007 and 2006, transfers from other qualifying plans or arrangements accounted for $49.6 million and $38.0 million, respectively, and are included in employee contributions in the Statements of Changes in Net Assets Available for Plan Benefits.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2007 and 2006

Withdrawals

Subject to certain limitations prescribed by the Plan and the Internal Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments. Currently, employed participants may make up to seven withdrawals per year and certain hardship withdrawals from their participant accounts. Partial payments on termination are generally limited to four per year and a minimum of $500.

Loans to Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of 50% of that participant’s available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, published by Moody’s Investors Service. The interest rates of individual loans are fixed for the shorter of the term of the loan or five years.

A participant may have no more than two outstanding loans from the Plan at any time and may not obtain more than one such loan during any calendar year.

Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required. Participants may repay the entire principal amount by check with written notice and without penalty beginning three months after the date of the loan.

In the event of a loan default, the Plan will report the outstanding loan balance as a withdrawal.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant’s vested account.

Vesting

Participants are fully vested in their accounts, including employee and employer contributions plus earnings.

Plan Termination and Amendment

Although General Electric Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. General Electric Company also has the right under the Plan to the extent permitted by law to amend or replace the Plan for any reason.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2007 and 2006

Administrative and Investment Advisory Costs

Administrative costs of the Plan and investment advisory costs for the Short Term Fund and the Money Market Fund are generally borne by General Electric Company. For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the interest and dividend income on the Statements of Changes in Net Assets Available for Plan Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investments

Plan investments are stated at fair value. GE Common Stock is valued at the New York Stock Exchange (“NYSE”) closing price. Investments in registered investment companies are valued at the closing net asset value per share as reported on each business day.  Long-term U.S. government, agency and corporate debt, notes, bonds, and loans secured by mortgages are generally valued at an evaluated bid price as reported by an independent pricing service.  Values obtained from pricing services are based on various factors such as market transactions, dealer-supplied valuations, security characteristics and other market data.  In the absence of a reliable price from such a pricing service, debt securities may be valued based on dealer-supplied valuations or quotations. Short-term money market instruments, including U.S. government, agency and corporate notes are valued at amortized cost, which approximates fair value. Loans to participants bear interest at market rates and outstanding principal balance plus accrued interest represents fair value. U.S. Savings Bonds are valued at the respective current cash redemption value published by the U.S. Treasury Department.

The Plan also invests in collective funds. A collective fund is a pool of investments from various investors to create a diversified fund.  Generally, a collective fund other than a bank common fund or a master trust that includes assets contributed from employee benefit plans is referred to as a 103-12 entity under ERISA.  The Plan’s ownership in the collective fund is carried at fair value based on the investment’s net asset value per unit.  The investments in the collective fund are carried at amortized cost, which approximates fair value.

Investment transactions are recorded on a trade date basis. Dividends on GE Common Stock are recorded as of the record date. Dividends on the registered investment companies are recorded on the payment date. Interest income is earned from settlement date and recognized on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the unrealized appreciation (depreciation) of investments.

Investments other than GE Common Stock, the Mutual Fund, the Money Market Fund and the U.S. Bond Fund may use various financial instruments such as options and futures, commonly referred to as derivatives, to manage their risk. No investments are engaged in market-making or other speculative activities. Established practices require that derivative financial instruments relate to specific asset, liability or equity transactions. More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the audited financial statements of the eligible investment options, which are distributed annually to participants, except

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2007 and 2006

the Short Term Fund whose detailed information is contained in the S&S Program Supplemental Information document and distributed annually.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards SFAS 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a new framework for measuring fair value and expands disclosures about fair value measurements.  The change to current generally accepted accounting principles from the application of SFAS 157 relates to the definition of fair value, the methods used to measure fair value and the expanded disclosure about fair value measurements. Broadly, SFAS 157 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 establishes market or observable inputs as the preferred source of values.  Management does not believe the adoption of SFAS 157 will materially impact the net assets available for plan benefits, however, additional disclosures will be required about the inputs used to develop measurements and the effect of certain measurements on changes in net assets of the period.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

(c)	Participant Withdrawals

Participant withdrawals are recorded when paid.

(d)	Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2007 and 2006

(3)	Investments

The following is a summary of the fair value of the Plan’s investments at December 31, 2007 and 2006:

	2007		2006
	(in thousands)

GE Common Stock	$15,255,430	*	$16,045,887	*
Registered Investment Companies:
GE S&S Income Fund	1,772,997	*	1,750,704	*
GE S&S Program Mutual Fund	3,078,545	*	2,946,946	*
GE Institutional International Equity Fund	1,828,429	*	1,114,653
GE Institutional Small-Cap Equity Fund	659,434		625,226
GE Institutional Strategic Investment Fund	376,095		225,016
Vanguard® Institutional Index Fund	807,271		629,145
Total Registered Investment Companies	8,522,771		7,291,690
Other Investments:
Short-Term Money Market Instruments	1,054,829	*	939,219
U.S. Government and Agency Debt Obligations	872,516		794,572
Loans to Participants	467,591		455,632
Collective Funds**	336,918		344,210
Other	286,637		469,367
Total Investments at fair value	$26,796,692		$26,340,577

*Investment representing more than 5% of the Plan’s net assets.
**Qualifying 103-12 investments.

The Plan’s investments appreciated (depreciated) as follows:

	2007	2006
	(in thousands)

GE Common Stock	$(24,179)	$940,201
Registered Investment Companies	54,312	435,944
Other Investments	6,577	3,339
	$36,710	$1,379,484

The Funds may, from time to time, lend securities to certain unrelated brokers. In the event the counterparty does not meet its contracted obligation to return securities used, a Fund may be exposed to the risk of reacquiring the securities at prevailing market prices in order to satisfy its obligations.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

 December 31, 2007 and 2006

In a securities loan arrangement, a Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned. The Funds monitor the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. For the Short Term Fund, the value of loaned securities, primarily U.S. Treasury obligations, amounted to $267.5 million and $242.0 million at December 31, 2007 and 2006, respectively. The value of cash collateral obtained and reinvested in short-term investments is reflected as a liability in the Plan’s financial statements.  As of December 31, 2007, the Income Fund and the Index Fund also participated in securities lending programs.  For more information, refer to the audited financial statements of the Income Fund and the Index Fund, respectively.

The Plan’s investment funds include investments in U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the Statements of Net Assets Available for Plan Benefits. The Plan offers alternatives that mitigate participant risks, including the opportunity to diversify investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of GE Common Stock and the U.S. Bond Fund, which invest in securities of a single issuer.

(4)	Tax Status

The Internal Revenue Service has notified General Electric Company by a letter dated June 27, 2006, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued.  However, counsel for the Plan has no reason to believe that those amendments have adversely affected the validity of the determination letter. A request for a new determination letter for the Plan has been submitted to the Internal Revenue Service.

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and General Electric Company’s matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.

(5)	Plan Amendments

In 2007, the Plan was amended to comply with the new Internal Revenue Code section 415 regulations and to add a small sum cash out provision.

In 2006, the Plan was amended to restrict a participant’s ability to engage in frequent trading in response to Securities and Exchange Commission  requirements governing mutual funds.

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2007

Description	Shares	* Cost	Fair Value
Corporate Stocks - Common
** General Electric Company	411,530,118	$10,343,335,681	$15,255,429,560

Registered Investment Companies
*** GE S&S Income Fund	158,586,519	1,797,908,155	1,772,997,284
*** GE S&S Program Mutual Fund	68,825,053	3,166,958,335	3,078,544,610
*** GE Institutional International Equity Fund	97,881,656	1,508,553,586	1,828,429,327
*** GE Institutional Small-Cap Equity Fund	46,603,106	691,911,961	659,433,950
*** GE Institutional Strategic Investment Fund	29,777,897	354,226,001	376,094,844
Vanguard® Institutional Index Fund	6,018,123	709,063,928	807,270,955
Total Registered Investment Companies		$8,228,621,966	$8,522,770,970

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2007

Description	Rate of Interest	Maturity	* Cost	Fair Value
Short-Term Money Market Instruments
Interest Bearing Cash and Cash Equivalents
Bank of America Corporation	4.865%	04/15/2008	$23,728,457	$23,728,457
Bank of Montreal	5.203	06/06/2008	65,000,000	65,000,000
Barclays Bank PLC	5.250	03/03/2008	56,220,000	56,220,000
BNP Paribas	4.680	04/28/2008	40,660,000	40,660,000
Calyon	5.330	01/15/2008	70,000,000	70,000,000
Canadian Imperial Bank	4.896	10/22/2008	42,770,000	42,770,000
Citibank	4.680	04/24/2008	33,600,000	33,600,000
Citibank	4.900	01/24/2008	33,600,000	33,600,000
Credit Suisse	5.202	04/14/2008	43,840,000	43,840,000
Deutsche Bank	4.700	02/04/2008	54,000,000	54,000,000
Dexia Credit	4.830	02/08/2008	60,000,000	60,000,000
Dresdner Bank AG	5.300	01/10/2008	21,260,000	21,260,000
Fortis Bank	4.770	01/31/2008	64,470,000	64,470,000
ING Group	5.450	01/07/2008	42,311,532	42,311,532
JP Morgan	4.950	04/01/2008	67,623,144	67,623,144
Rabobank Nederland	4.500	05/09/2008	27,110,000	27,110,000
Rabobank Nederland	4.590	04/09/2008	27,110,000	27,110,000
Royal Bank of Canada	4.250	01/02/2008	15,900,000	15,900,000
Societe Generale	5.200	02/04/2008	44,575,000	44,575,000
Societe Generale	5.380	03/27/2008	44,000,000	44,000,000
State Street Corporation	3.750	01/02/2008	39,250,553	39,250,553
Toronto-Dominion	4.700	05/13/2008	26,000,000	26,000,000
Toronto-Dominion	4.800	03/13/2008	26,000,000	26,000,000
Total Interest Bearing Cash and Cash Equivalents			969,028,686	969,028,686

Other
Barclays Bank	4.750	01/02/2008	28,600,000	28,600,000
Deutsche Bank	4.750	01/02/2008	57,200,000	57,200,000
Total Other			85,800,000	85,800,000
Total Short-Term Money Market Instruments			1,054,828,686	1,054,828,686

Collective Funds****
***GE Cash Plus Fund	Variable	N/A	336,918,530	336,918,530

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2007

Description	Rate of Interest	Maturity	* Cost	Fair Value
U.S. Government and Agency Debt Obligations
Federal Home Loan Bank Discount Notes	4.390%	02/15/2008	$22,896,111	$22,896,111	(a)
Federal Home Loan Mortgage Corporation	3.250	07/15/2023	2,697,375	2,706,558
Federal Home Loan Mortgage Corporation	5.000	11/15/2012	–	2,118	(a,b)
Federal Home Loan Mortgage Corporation	5.000	12/15/2020	2,015,190	1,972,762
Federal Home Loan Mortgage Corporation	5.000	11/15/2022	8,807,134	8,871,587
Federal Home Loan Mortgage Corporation	5.500	04/15/2026	12,948,929	13,140,598
Federal Home Loan Mortgage Corporation	5.500	02/15/2027	34,462,224	34,724,963
Federal Home Loan Mortgage Corporation	5.500	10/15/2028	36,558,127	36,819,519
Federal Home Loan Mortgage Corporation	5.500	10/15/2029	37,038,338	37,418,869
Federal Home Loan Mortgage Corporation	5.500	12/25/2029	12,565,427	12,687,544
Federal Home Loan Mortgage Corporation	6.000	12/01/2008	394	405
Federal Home Loan Mortgage Corporation	6.000	10/15/2013	49,271	53,604	(b)
Federal Home Loan Mortgage Corporation	6.000	10/15/2013	49,686	53,195	(b)
Federal Home Loan Mortgage Corporation	6.000	10/01/2017	283,641	276,859
Federal Home Loan Mortgage Corporation	6.000	12/01/2018	139,823	137,562
Federal Home Loan Mortgage Corporation	6.000	09/01/2019	424,316	417,762
Federal Home Loan Mortgage Corporation	6.000	10/01/2021	1,644,482	1,656,356
Federal Home Loan Mortgage Corporation	6.000	10/01/2021	910,330	916,903
Federal Home Loan Mortgage Corporation	6.000	11/01/2021	890,786	897,218
Federal Home Loan Mortgage Corporation	6.000	11/01/2021	1,247,786	1,256,409
Federal Home Loan Mortgage Corporation	6.000	02/15/2027	25,596,507	25,729,580
Federal Home Loan Mortgage Corporation	6.500	05/01/2013	527,178	510,692
Federal Home Loan Mortgage Corporation	7.000	10/01/2023	18,341	18,203
Federal Home Loan Mortgage Corporation	7.000	11/01/2031	123,820	122,416
Federal Home Loan Mortgage Corporation	7.000	04/01/2032	558,904	548,688
Federal Home Loan Mortgage Corporation	7.000	04/01/2032	489,895	481,011
Federal Home Loan Mortgage Corporation	7.000	06/01/2032	236,892	233,041
Federal Home Loan Mortgage Corporation	7.000	04/01/2036	1,161,108	1,169,211
Federal Home Loan Mortgage Corporation	7.500	01/01/2016	551,601	554,131
Federal Home Loan Mortgage Corporation	7.500	01/01/2027	500,228	505,525
Federal Home Loan Mortgage Corporation	7.500	01/01/2027	97,524	98,285
Federal Home Loan Mortgage Corporation	8.000	05/01/2031	32,809	33,106
Federal Home Loan Mortgage Corporation	8.500	03/01/2027	118,756	116,065
Federal Home Loan Mortgage Corporation	9.250	12/01/2016	104,372	95,224
Federal Home Loan Mortgage Corporation Discount Notes	4.300	01/08/2008	60,709,316	60,709,316	(a)
Federal National Mortgage Assoc. Discount Notes	4.240	03/31/2008	69,268,500	69,268,500	(a)
Federal National Mortgage Association	3.839	07/01/2033	6,132,702	5,987,323
Federal National Mortgage Association	4.009	06/01/2033	3,171,950	3,067,087
Federal National Mortgage Association	4.024	06/01/2033	2,640,037	2,588,159
Federal National Mortgage Association	4.121	07/01/2033	4,098,240	3,984,519
Federal National Mortgage Association	4.382	05/01/2033	3,646,056	3,546,739
Federal National Mortgage Association	4.411	06/01/2033	1,669,929	1,632,582
Federal National Mortgage Association	4.500	06/25/2043	468,767	458,666
Federal National Mortgage Association	5.000	08/25/2029	1,542,094	1,546,749

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2007

Description	Rate of Interest	Maturity	* Cost	Fair Value
U.S. Government and Agency Debt Obligations, continued
Federal National Mortgage Association	5.128%	06/01/2033	$654,887	$642,926
Federal National Mortgage Association	5.500	06/25/2025	2,737,842	2,764,649
Federal National Mortgage Association	5.500	05/25/2028	25,931,132	26,033,260
Federal National Mortgage Association	5.500	12/25/2028	34,106,025	34,286,285
Federal National Mortgage Association	5.662	05/01/2037	17,699,670	17,836,559
Federal National Mortgage Association	6.000	03/01/2012	1,788,727	1,780,421
Federal National Mortgage Association	6.000	03/01/2012	393,959	392,993
Federal National Mortgage Association	6.000	02/01/2018	632,890	614,948
Federal National Mortgage Association	6.000	11/01/2018	521,054	506,057
Federal National Mortgage Association	6.000	12/01/2019	1,013,883	989,956
Federal National Mortgage Association	6.000	04/01/2033	174,511	170,446
Federal National Mortgage Association	6.250	04/25/2033	12,874,305	13,052,781
Federal National Mortgage Association	6.500	05/01/2017	388,694	377,793
Federal National Mortgage Association	6.500	10/01/2017	133,069	130,174
Federal National Mortgage Association	6.500	12/01/2019	1,021,280	994,879
Federal National Mortgage Association	6.500	08/01/2022	535,738	525,507
Federal National Mortgage Association	6.500	11/01/2023	751,046	741,594
Federal National Mortgage Association	6.500	04/01/2033	413,572	406,163
Federal National Mortgage Association	6.500	05/01/2033	648,596	634,629
Federal National Mortgage Association	6.650	12/01/2032	789,881	780,159
Federal National Mortgage Association	6.879	05/01/2033	607,343	603,313
Federal National Mortgage Association	6.911	06/01/2033	660,499	649,298
Federal National Mortgage Association	6.977	06/01/2033	594,017	586,220
Federal National Mortgage Association	7.000	04/01/2011	61,122	57,450
Federal National Mortgage Association	7.000	02/01/2017	135,425	134,184
Federal National Mortgage Association	7.000	03/01/2017	200,058	196,270
Federal National Mortgage Association	7.000	03/01/2017	83,491	81,910
Federal National Mortgage Association	7.000	03/01/2017	115,726	113,669
Federal National Mortgage Association	7.000	03/01/2017	491,485	487,126
Federal National Mortgage Association	7.000	04/01/2017	323,136	317,391
Federal National Mortgage Association	7.000	04/01/2017	97,322	95,592
Federal National Mortgage Association	7.000	04/01/2017	394,153	390,657
Federal National Mortgage Association	7.000	05/01/2017	201,883	198,109
Federal National Mortgage Association	7.000	05/01/2017	221,655	216,427
Federal National Mortgage Association	7.000	07/01/2017	297,544	291,910
Federal National Mortgage Association	7.000	07/01/2017	793,140	779,614
Federal National Mortgage Association	7.000	02/01/2019	20,973	20,562
Federal National Mortgage Association	7.000	03/01/2029	136,157	137,940
Federal National Mortgage Association	7.000	06/01/2031	132,963	131,339
Federal National Mortgage Association	7.000	10/01/2031	312,201	316,713
Federal National Mortgage Association	7.000	01/01/2032	85,980	84,855
Federal National Mortgage Association	7.000	10/01/2032	121,082	118,798
Federal National Mortgage Association	7.000	04/01/2033	375,690	369,380
Federal National Mortgage Association	7.000	11/01/2033	685,618	672,324

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2007

Description	Rate of Interest	Maturity	* Cost	Fair Value
U.S. Government and Agency Debt Obligations, continued
Federal National Mortgage Association	7.000%	03/01/2034	$213,227	$208,137
Federal National Mortgage Association	7.000	06/01/2034	347,374	343,503
Federal National Mortgage Association	7.000	01/01/2035	297,365	294,662
Federal National Mortgage Association	7.000	05/01/2035	697,329	691,690
Federal National Mortgage Association	7.000	05/01/2035	828,857	823,377
Federal National Mortgage Association	7.000	01/01/2036	1,051,152	1,057,299
Federal National Mortgage Association	7.000	04/01/2036	1,722,721	1,741,443
Federal National Mortgage Association	7.020	07/01/2033	210,862	211,958
Federal National Mortgage Association	7.500	04/01/2016	65,653	63,918
Federal National Mortgage Association	7.500	11/01/2021	193,269	191,711
Federal National Mortgage Association	7.500	11/01/2022	182,827	182,928
Federal National Mortgage Association	7.500	03/01/2023	45,910	45,390
Federal National Mortgage Association	7.500	01/01/2025	366,747	371,483
Federal National Mortgage Association	7.500	05/01/2026	199,762	200,038
Federal National Mortgage Association	7.500	07/01/2027	379,835	379,571
Federal National Mortgage Association	7.500	10/01/2030	114,654	112,402
Federal National Mortgage Association	7.500	01/01/2031	88,382	89,818
Federal National Mortgage Association	7.500	02/01/2031	215,580	216,896
Federal National Mortgage Association	7.500	01/01/2032	196,635	197,511
Federal National Mortgage Association	7.500	04/01/2032	178,271	179,422
Federal National Mortgage Association	7.500	04/01/2032	141,104	142,015
Federal National Mortgage Association	7.500	06/01/2032	163,556	161,493
Federal National Mortgage Association	7.500	07/01/2032	114,148	113,971
Federal National Mortgage Association	7.500	04/01/2033	85,572	84,689
Federal National Mortgage Association	7.500	11/01/2033	175,539	174,006
Federal National Mortgage Association	7.500	03/01/2034	573,840	568,416
Federal National Mortgage Association	7.500	05/01/2034	639,684	631,465
Federal National Mortgage Association	8.000	07/01/2009	14,923	13,884
Federal National Mortgage Association	8.000	03/01/2032	299,922	299,867
Federal National Mortgage Association	8.000	05/01/2032	74,866	74,115
Federal National Mortgage Association	8.000	11/01/2033	197,228	194,739
Federal National Mortgage Association	8.330	05/25/2018	87,279	81,902	(a,b)
Federal National Mortgage Association	8.500	06/01/2028	375,067	369,936
Federal National Mortgage Association	8.500	08/01/2029	659,247	651,172
Federal National Mortgage Association	8.500	08/01/2030	129,681	126,331
Federal National Mortgage Association	9.000	08/01/2010	17,934	16,938
Federal National Mortgage Association	9.000	03/01/2011	823,207	836,150
Federal National Mortgage Association	9.000	12/01/2031	195,466	197,578
Federal National Mortgage Association	9.500	09/01/2021	258,802	244,387
Federal National Mortgage Association	16.750	07/25/2044	1,915,066	2,302,790	(a,b)
Federal National Mortgage Association - REMIC	5.500	02/25/2031	3,916,779	3,920,896
Government National Mortgage Association	6.000	06/15/2025	604,755	601,417
Government National Mortgage Association	6.000	06/15/2026	766,577	762,525
Government National Mortgage Association	6.000	01/15/2035	684,812	676,738

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2007

Description	Rate of Interest	Maturity	* Cost	Fair Value
U.S. Government and Agency Debt Obligations, continued
Government National Mortgage Association	6.000%	04/15/2035	$826,873	$817,633
Government National Mortgage Association	6.000	06/15/2035	828,327	819,937
Government National Mortgage Association	6.000	07/15/2035	490,885	485,619
Government National Mortgage Association	6.500	11/15/2016	482,755	468,018
Government National Mortgage Association	6.500	04/15/2017	164,188	159,057
Government National Mortgage Association	6.500	03/15/2024	546,687	529,088
Government National Mortgage Association	6.500	12/15/2024	1,208,022	1,186,987
Government National Mortgage Association	6.500	05/15/2026	1,032,969	1,052,217
Government National Mortgage Association	6.500	12/15/2029	397,697	390,863
Government National Mortgage Association	6.500	03/15/2033	210,435	205,373
Government National Mortgage Association	6.500	10/15/2033	628,457	613,988
Government National Mortgage Association	6.500	11/15/2033	603,889	589,724
Government National Mortgage Association	6.500	01/15/2034	986,118	962,563
Government National Mortgage Association	6.500	01/15/2034	758,784	740,659
Government National Mortgage Association	6.500	02/15/2034	725,503	702,559
Government National Mortgage Association	6.500	04/15/2034	835,894	830,738
Government National Mortgage Association	6.500	04/15/2035	859,895	843,364
Government National Mortgage Association	6.500	05/15/2035	514,026	504,219
Government National Mortgage Association	6.500	05/15/2035	835,053	820,215
Government National Mortgage Association	6.500	06/15/2035	914,981	898,722
Government National Mortgage Association	6.500	07/15/2035	941,759	925,025
Government National Mortgage Association	6.500	07/15/2035	1,002,696	984,586
Government National Mortgage Association	6.500	09/15/2035	795,203	784,681
Government National Mortgage Association	6.500	09/15/2035	876,561	866,126
Government National Mortgage Association	7.000	12/15/2018	399,877	385,350
Government National Mortgage Association	7.000	11/15/2023	351,740	349,404
Government National Mortgage Association	7.000	03/15/2031	207,795	209,656
Government National Mortgage Association	7.000	05/15/2032	457,762	455,704
Government National Mortgage Association	7.000	11/15/2032	256,762	252,269
Government National Mortgage Association	7.500	02/15/2009	43,407	43,112
Government National Mortgage Association	7.500	12/15/2012	886,053	904,004
Government National Mortgage Association	7.500	12/15/2018	479,220	462,328
Government National Mortgage Association	7.500	11/15/2027	105,182	102,989
Government National Mortgage Association	7.500	01/15/2031	438,778	443,284
Government National Mortgage Association	7.500	01/15/2031	148,396	149,920
Government National Mortgage Association	7.500	03/15/2031	66,084	66,763
Government National Mortgage Association	7.500	05/15/2031	314,871	318,104
Government National Mortgage Association	7.500	07/15/2031	301,946	305,047
Government National Mortgage Association	7.500	09/15/2031	350,987	354,591
Government National Mortgage Association	9.000	08/15/2009	155,565	148,034
Government National Mortgage Association	9.000	12/15/2009	384,280	362,382
Government National Mortgage Association	9.000	04/15/2015	1,585,143	1,527,935
Government National Mortgage Association	9.000	11/15/2017	1,039,007	1,018,711
Government National Mortgage Association	9.500	12/15/2009	105,236	99,916

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2007

Description	Rate of Interest	Maturity	* Cost	Fair Value
U.S. Government and Agency Debt Obligations, continued
Government National Mortgage Association	9.500%	12/15/2009	$610,850	$576,057
Government National Mortgage Association	9.500	12/15/2009	108,546	103,216
U.S. Treasury Notes	3.875	05/15/2010	15,052,185	15,283,800
U.S. Treasury Notes	4.625	11/30/2008	81,436,516	81,927,448
U.S. Treasury Notes	4.625	11/15/2009	114,109,971	116,223,542
U.S. Treasury Notes	4.625	10/31/2011	61,621,095	64,608,267
U.S. Treasury Notes	4.750	11/15/2008	51,635,977	52,172,244
U.S. Treasury Notes	4.750	02/15/2010	8,231,343	8,471,982
U.S. Treasury Notes	4.875	05/31/2008	5,301,103	5,332,065
U.S. Treasury Notes	4.875	08/15/2009	10,957,947	11,200,622
Total U.S. Government and Agency Debt Obligations			864,577,067	872,516,234

U.S. Savings Bonds		Units	* Cost	Fair Value
1978 U.S. Savings Bond E Series		5,341	100,144	567,290
1979 U.S. Savings Bond E Series		8,130	152,437	828,727
1980 U.S. Savings Bond EE Series		3,827	191,350	1,129,095
1981 U.S. Savings Bond EE Series		4,096	204,800	1,049,277
1982 U.S. Savings Bond EE Series		4,515	225,750	1,089,207
1983 U.S. Savings Bond EE Series		7,922	396,100	1,558,711
1984 U.S. Savings Bond EE Series		9,076	453,800	1,613,855
1985 U.S. Savings Bond EE Series		13,966	698,300	2,368,756
1986 U.S. Savings Bond EE Series		44,958	2,247,900	7,211,495
1987 U.S. Savings Bond EE Series		47,878	2,393,900	6,746,279
1988 U.S. Savings Bond EE Series		55,408	2,770,400	7,504,681
1989 U.S. Savings Bond EE Series		78,372	3,918,600	10,202,412
1990 U.S. Savings Bond EE Series		82,229	4,111,450	10,283,653
1991 U.S. Savings Bond EE Series		86,409	4,320,450	10,394,324
1992 U.S. Savings Bond EE Series		127,861	6,393,050	14,766,240
1993 U.S. Savings Bond EE Series		90,616	4,530,800	8,672,371
1994 U.S. Savings Bond EE Series		74,014	3,700,700	6,512,268
1995 U.S. Savings Bond EE Series		28,737	1,436,850	2,415,063
1996 U.S. Savings Bond EE Series		106	5,300	8,092
1997 U.S. Savings Bond EE Series		206	10,300	15,673
1998 U.S. Savings Bond EE Series		338	16,900	24,649
1999 U.S. Savings Bond EE Series		571	28,550	39,791
2000 U.S. Savings Bond EE Series		775	38,750	51,396
2001 U.S. Savings Bond EE Series		912	45,600	57,388
2002 U.S. Savings Bond EE Series		1,216	60,800	73,195
2003 U.S. Savings Bond EE Series		1,906	95,300	109,681
2004 U.S. Savings Bond EE Series		3,151	157,550	176,344
2005 U.S. Savings Bond EE Series		214,746	10,737,300	11,619,898
2006 U.S. Savings Bond EE Series		208,922	10,446,100	10,898,521
2007 U.S. Savings Bond EE Series		206,489	10,324,450	10,324,450
Total U.S. Savings Bonds			70,213,681	128,312,782

See accompanying notes to schedule of assets on page 20.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2007

Description	Rate of Interest	Maturity	* Cost	Fair Value
Corporate Notes
American Express Credit Corporation	5.346%	03/05/2008	$23,021,497	$23,021,496
Countrywide Financial Corporation	5.200	02/27/2008	9,951,867	9,534,090
Countrywide Home Loans Incorporated	3.250	05/21/2008	4,686,639	4,308,689
Merrill Lynch & Company, Incorporated	4.980	08/22/2008	55,000,000	55,000,000
Morgan Stanley Group Incorporated	5.350	02/03/2011	44,400,000	44,400,000
Total Corporate Notes			137,060,003	136,264,275

Loans to Participants
		1 month -
** Various (63,182 loans)	5.350 – 8.050	15 years	–	467,591,238

Loans Secured by Mortgages and Other Assets
Bank of America Alternative Loan Trust (Class 4)	6.500	06/25/2035	2,916,009	2,745,222
First Union National Bank Commercial Mortgage (Class I)	1.128	10/15/2032	2,791,207	3,091,396
Greenwich Capital Commercial Funding Corporation	1.023	11/05/2013	707,732	897,310
JP Morgan Chase Commercial Mortgages Sec. Corporation	5.350	07/15/2042	1,098,824	1,126,236	(a)
LB Commercial Conduit Mortgage Trust (Class B)	6.360	10/15/2035	7,338,797	6,958,209
LB-UBS Commercial Mortgage Trust	1.260	07/15/2035	475,302	815,735
LB-UBS Commercial Mortgage Trust	5.080	10/17/2013	928,851	1,179,383	(a)
Morgan Stanley Capital I	5.660	04/15/2038	1,468,987	1,557,296	(a)
Morgan Stanley Capital I (Class X)	5.290	12/15/2041	1,989,123	2,118,426	(a)
Security National Asset Series Trust (Class A)	6.355	12/25/2035	1,602,427	1,570,387
Total Loans Secured by Mortgages and Other Assets			21,317,259	22,059,600

Total Investments			$21,056,872,873	$26,796,691,875

Notes to Schedule of Assets:

*
Cost of securities, including cost of GE Common Stock, is the price at which underlying shares in the investment options were purchased, including shares purchased with reinvested interest and dividends. In addition, cost of securities includes gains and losses realized on participant investment switches and is decreased for withdrawals on an average cost basis by individual participant.

**	Represents a party in interest to the Plan.
***	Funds managed by GEAM, a wholly owned subsidiary of General Electric Company.
****	103-12 investment in Collective funds; GE Cash Plus Fund is part of the Short Term Fund.
(a)	Rate of interest is based on computed effective yield.
(b)	Interest only securities represent the right to receive the monthly interest payments on an underlying pool of mortgages.

See accompanying Report of Independent Registered Public Accounting Firm.